

June 29, 2010

Mr. Thomas M. Boehlert
Chief Financial Officer
Kinross Gold Corporation
25 York Street, 17 Floor,
Toronto, Ontario, Canada M5J 2V5

> **Re: Kinross Gold Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 001-13382**

Dear Mr. Boehlert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2009

Exhibit 99.3

Financial Statements

Note 4 – Acquisitions, page 99

1.   We note that on December 16, 2008 you acquired a 40% interest in Minera Santa Rosa SCM ("Minera") and subsequently purchased the remaining 60% interest on January 7, 2009. We understand that as of December 31, 2008, you accounted for your 40% interest in Minera as an equity investment and upon obtaining control of the entity, in January 2009, you began to consolidate the entity and reclassified

the original investment of $141.1 million to mineral interests. Please tell us how you considered the guidance on acquisitions achieved in stages as seen in FASB ASC paragraphs 805-10-25-9 though 10, quantifying the impact this guidance would have on your U.S. GAAP results.

2.   We understand in 2008, you acquired Aurelian Resources Inc., a Canadian based public company by purchasing all of its issued and outstanding shares of common stock. We note your disclosures indicate that you have accounted for this acquisition as an asset purchase. Please tell us how you determined that this transaction should not be accounted for as an acquisition of a business for U.S. GAAP purposes. Within your response please provide an analysis to support Aurelian Resources Inc. does not qualify as a business as defined in paragraph 6 of EITF 98-3.

Note 9 - Long Term Debt and Credit Facilities, page 122

Corporate revolving credit and term loan facilities, page 123

3.   We note your narrative disclosures on page 123 which indicate that you had drawn down $28.9 million on your corporate revolving credit facility as of December 31, 2009. Please clarify whether this amount is outstanding as of December 31, 2009 and explain why it does not appear to be reflected in the line item labeled "corporate revolving credit facility" in your tabular disclosures at page 122.

Kupol project financing, page 125

4.   We note your disclosures indicate that you issued 3.8 million shares to IFC upon their exercise of 8.5 million share purchase warrants on March 20, 2009 and that you assigned a $25 million outstanding loan balance owed to IFC to EastWest Gold Corporation, as a result of the aforementioned issuance. Further, we understand that you have treated the loan as an intercompany transaction and have eliminated the balance upon consolidation in your June 30, 2009 financial statements. Please address the following points:

- Explain how IFC's warrant exercise alleviated your obligations to IFC, also describing how the issuance of your shares resulted in the transfer of the $25 million liability to EastWest Gold Corporation.

- As you characterize East West Gold Corporation as a wholly owned subsidiary, tell us why the $25 million obligation to IFC should not be included in your consolidated results.

Engineering Comments

General

5.   The file number currently shown on the cover of your Form 40-F is 0-10321. However, it appears that the appropriate file number is 001-13382. Please review and revise as needed.

Environmental Considerations, page 23

6.   We note your statement regarding Kinross' policies on environment, health and safety. Please elaborate on these policies here and in other appropriate sections of your filing and include a discussion of your performance referencing appropriate statistical measures your organization utilizes to monitor performance, which may include the occupational injury and frequency rates and comparisons to comparable national or industry statistics.

7.   In addition to the above information please provide supplimentally, the appropriate safety related information/data from each of your operating facilities. This may include your estimates of man-hours, fatalities, lost time, and reportable injuries segregated by the facility type (surface, underground, plant, etc.) for the last three years.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

You may contact Craig Arakawa at (202) 551-3650, Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579, Mike Karney at (202) 551-3847, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director